Exhibit 99.1

Anadolu Goes Live with Sapiens’ P&C Solution as Part of Its Transformation Project

Sapiens smoothly migrated millions of contacts;

Sapiens IDIT modules manage Turkish insurer’s policy administration, agency commission, billing and collection

Rochelle Park, NJ – May 26, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced the successful go-live of several modules from the Sapiens IDIT Software Suite at Anadolu Insurance Company (Anadolu), a private insurer operating in Turkey.

As part of its efforts to thrive in a highly competitive and growing Turkish market, Anadolu is undergoing a transformation by replacing general insurance/property and casualty (P&C) legacy systems that are difficult to maintain and unsuitable for meeting future needs. The insurer went live with Sapiens Policy Administration, Agency Management, Billing and Collection modules to help its thousands of agents operate more efficiently and provide an improved user experience for all stakeholders. With the enhanced capabilities provided by Sapiens IDIT, Anadolu is now well positioned to more quickly introduce new products to market.

This go-live is a key milestone in a larger transformation project that began with the introduction of individual medical insurance for group medical and fire lines, with other personal and commercial lines of business to follow.

Anadolu is streamlining and simplifying processes via seamless integration between Sapiens’ back-office system and the Sapiens front-end user interface, enabling Anadolu’s agents to perform their tasks more easily. Sapiens’ modules also provide Anadolu with a single platform for multiple lines of business for various types of users, including agents and customers.

“One of the main reasons we chose Sapiens IDIT is because it’s a component-based software solution suite that can be deployed modularly,” said Mehmet Abaci, chief information officer at Anadolu. “We’ve been able to go live gradually and smoothly migrate millions of contacts, without any disruption to our day-to-day operations. This has been a crucial success factor during our transformation project.”

“Sapiens is pleased to announce this successful P&C go-live in the Turkish market,” said Gary Sherne, president of Sapiens’ General Insurance and Reinsurance division. “Anadolu and Sapiens personnel have partnered closely to make this phase of the transformation project a success, with Anadolu actively involved in the deployment of the modules. We look forward to expanding this strategic partnership.”

About Anadolu

As a privately-owned insurance company, Anadolu Insurance Company has played an important role in the development of the insurance industry in Turkey and in the modernization of the country’s socio-economic environment in parallel with that development ever since it was founded. As part of the "Recon Project" that it launched in 1997, the company has brought all of its agencies into its data processing network through an online and real-time system. Through the benefits of information technology, it has raised the quality of its services to modern-day levels.

Backed today by a strong capital base and advanced infrastructure, Anadolu Insurance Company takes a pioneering approach to insurance that is focused on customer satisfaction through its principle of “maximum service insurance,” while seeking to encourage the spread of insurance awareness throughout Turkey.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Email: Yaffa.cohen-ifrah@sapiens.com